Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268138
SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT DATED MARCH 31, 2025
(To Prospectus dated November 17, 2022)
This Supplement No. 1 to Prospectus Supplement (this “Supplement No. 1”) amends and supplements the information in the prospectus, dated November 17, 2022, (the “Prospectus”), and the prospectus supplement, dated March 31, 2025 (the “ATM Prospectus Supplement”), of ESS Tech, Inc. This Supplement No. 1 should be read in conjunction with and is qualified in its entirety by reference to the ATM Prospectus Supplement, except to the extent that the information herein amends or supersedes the information contained therein. Throughout this Supplement No. 1, the terms “we,” “us,” “our” and the “Company” refer to ESS Tech, Inc., a Delaware corporation.
We filed the ATM Prospectus Supplement on March 31, 2025 to register the offer and sale of shares of our common stock from time to time under the terms of a Sales Agreement, or the sales agreement, that we entered into with Robert W. Baird & Co. Incorporated, or Baird, dated March 31, 2025. In accordance with the terms of the sales agreement, under the ATM Prospectus Supplement, we could offer and sell shares of our common stock, par value $0.0001 per share, having an aggregate offering price of up to $13,504,438 from time to time through Baird, acting as our sales agent by any method permitted that is deemed an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended.
The purpose of this Supplement No. 1 is to terminate our continuous offering under the ATM Prospectus Supplement. We did not sell any shares of our Common Stock under the ATM Prospectus Supplement. The termination of our continuous offering under the ATM Prospectus Supplement does not otherwise impact the Sales Agreement and our rights and obligations thereunder.
The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6. of Form S-3 is approximately $22.1 million, based on 12,896,146 outstanding shares of our common stock, of which 4,981,378 shares are held by non-affiliates, and a price of $2.80 per share, the closing sale price of our common stock reported on the New York Stock Exchange, or the NYSE, on May 13, 2025, which is the highest closing sale price of our common stock on the NYSE within the prior 60 days of this Supplement No. 1. As of the date of this Supplement No. 1, we have sold an aggregate of 616,264 shares of our common stock pursuant to the sales agreement for aggregate gross proceeds of approximately $0.7 million. As a result, we are eligible to offer and sell up to an aggregate of approximately $6.6 million of our securities pursuant to General Instruction I.B.6. of Form S-3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Supplement No. 1 is July 11, 2025.